SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )1


                                INTERCARDIA, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                   458 44M 106
                                 (CUSIP Number)

                                 ----------------


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   458 44M 106           13G              PAGE    2    OF    5   PAGES
          ---------------                                -------    ------


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Interneuron Pharmaceuticals, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                   (b) |_|

3          SEC USE ONLY


4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


5          SOLE VOTING POWER

           4,015,629

6          SHARED VOTING POWER

           0

7          SOLE DISPOSITIVE POWER

           4,015,629

8          SHARED DISPOSITIVE POWER

           0

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,015,629

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    |_|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           59.6%

12         TYPE OF REPORTING PERSON*

           CO


SEC 174__ (6-__)                 *  SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).      Name of Issuer :

                Intercardia, Inc. (the "Issuer")

Item 1(b).      Address of Issuer's Principal Executive Offices:

                3200 Chapel Hill/Nelson Highway
                Cape Fear Building, Suite 101
                P.O. Box 14287
                Research Triangle Park, North Carolina 27709

Item 2(a).      Name of Person Filing:

                Interneuron Pharmaceuticals, Inc. ("IPI")

Item 2(b).      Address of Principal Business Office or if none, Residence:

                One Ledgemont Center
                99 Hayden Avenue
                Lexington, Massachusetts 02173

Item 2(c).      Citizenship:

                IPI is a corporation organized under the laws of the State of Delaware.

Item 2(d).      Title of Class of Securities:

                Common Stock, $.001 par value ("Shares")

Item 2(e).      CUSIP Number:

                458 44M 106

Item 3.         Not Applicable

Item 4.         Ownership as of December 31, 1996:

                (a)      IPI is the beneficial owner of 4,015,629 Shares.

                (b) The 4,015,629 Shares beneficially owned by IPI constitute 59.6% of the Shares of the Issuer outstanding.

                (c) (i)-(iv) Reference is made to items 5-8 of the cover
                             page.

Item 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities:

                Not Applicable

Item 8.         Identification and Classification of Members of the Group:

                Not Applicable

Item 9.         Notice of Dissolution of Group:

                Not Applicable

Item 10.        Certification:

                Not Applicable

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1997          Interneuron Pharmaceuticals, Inc.
        Lexington,
        Massachusetts

                                   By:   /S/ GLENN L. COOPER, M.D.
                                        -------------------------------
                                         Glenn L. Cooper, M.D., President